                                                                     333-121998

                                          February 24, 2005

VIA EDGAR
---------
Laura Hatch
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: The Gabelli Global Gold, Natural Resources & Income Trust 333-121998; 811-21698

                  On behalf of Gabelli Global Gold, Natural Resources & Income Trust, a Delaware business trust (the "Fund"), this letter is provided in response to the comments set forth in the letter from you, dated January 12, 2005, regarding the Fund's registration statement on Form N-2 ("Registration Statement").

                  As so requested, the Fund acknowledges with respect to the above-referenced Registration Statement that:

                  (i) Notwithstanding that the Commission or the Staff, acting pursuant to delegated authority, has declared the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

                  (ii) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

                  (iii) The Fund may not assert Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         THE GABELLI GLOBAL GOLD, NATURAL
                                         RESOURCES & INCOME TRUST



                                         By: /s/ Bruce N. Alpert
                                             ----------------------------------
                                             Bruce N. Alpert
                                             President